December 15, 2006	Stephanie Susens Counsel

Alison White, Esq.

Senior Counsel

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	December 5, 2006 Staff Comments to Rule 485(a) Filings for

File Nos. 333-119629, 333-87468, and 333-109483

(The Guardian Separate Account F, The Guardian Separate

Account Q and The Guardian Separate Account R, respectively)

Dear Ms. White:

Thank you for your recent comments on the above-referenced filings. This letter will address those comments in the order in which they were received.

1.	Please place the Securities Act of 1933 (the “1933 Act”) file numbers on the cover page of the prospectuses.

The 1933 Act file numbers will be place on the cover pages of all three prospectuses.

2.	In the fee table for optional riders on page 5 of the prospectus, please place the maximum charge before the current charge.

This change will be made on page 5 for all three prospectuses.

3.	Please demonstrate how the one-year column was calculated for the Expense Examples table on page 7 of the prospectus.

The numbers in the expense examples are incorrect for several reasons.

First, for Guardian Separate Account Q and Guardian Separate Account F, the Earnings Benefit Rider annual expense of 0.25% was added into the assumptions when calculating the numbers for the most expensive contract available for purchase. Currently, the Earnings Benefit Rider is not available for purchase if one of the Guaranteed Minimum Withdrawal Benefit Riders is selected by the contractowner. Thus, this 0.25% charge should not be factored into the calculation.

Second, also for Guardian Separate Account Q and Guardian Separate Account R, the Contract Anniversary Enhanced Death Benefit charge will be reduced, as of the effective date of the prospectus, from an annual charge of 0.50% to 0.25%. The most expensive

The Guardian Life Insurance Company of America 7 Hanover Square, New York, New York 10004-2616

tel: 212 598 7177 tax 212 9192 691 fax: 212 919 2695 e-mail: ssusens@glic.com enhanced death benefit rider that will be available under these two separate accounts will now be the Guaranteed Minimum Death Benefit Rider, with an annual charge of 0.30%. Thus, the enhanced death benefit rider charge used in calculating the most expensive contract available for purchase should be 0.30% rather than 0.50%.

Third, in all three prospectuses, the expense examples that assumed the contractowner surrendered his or her contract at the end of the applicable time period were calculated after allowing for a charge-free amount before the contingent deferred sales charge was applied. In actuality, upon complete surrender of the contract, a charge free amount is not allowed and the contingent deferred sales charge is assessed against the entire contract accumulation value.

We have attached, as Exhibit 1, a demonstration of how the expense examples were calculated using the correct assumptions detailed above. We will be using these numbers in the Expense Example table that we will provide in our Rule 485(b) post-effective amendment filings for all three prospectuses.

4.	Please add a chart showing the distinctions among the three enhanced death benefit riders and add a brief note in the introduction of the enhanced death benefit rider section explaining the benefits of one death benefit versus the others.

We will add the following chart to the enhanced death benefit section of The Guardian Separate Account Q and The Guardian Separate Account R prospectuses. (The Guardian Separate Account F (CXC variable annuity product) does not offer any enhanced death benefit riders.)

The table below will help you compare the costs and benefits of the different enhanced death benefit riders.

	Seven Year Enhanced Death Benefit Rider (available in all states)	Contract Anniversary Enhanced Death Benefit Rider (available in New York state only)	Guaranteed Minimum Death Benefit Rider (available in all states except New York)

Issue Age	Annuitant’s age 74 or younger.	Annuitant’s age 74 or younger.	Annuitant’s age 74 or younger.

Termination Age	The date of the annuitant’s 85th birthday.	The date of the annuitant’s 85th birthday.	The date of the annuitant’s 85th birthday.

Death Benefit	Equals the adjusted accumulation value for the seven year contract anniversary immediately preceding the annuitant’s date of death.	Equals the highest adjusted accumulation value on any contract anniversary before the death of the annuitant and before the annuitant’s 85th birthday.

Equals the greater of:

1) The contract anniversary death benefit, which is:

The highest accumulation value on any contract anniversary that is prior to the death of the annuitant and prior to the annuitant’s 80th birthday, minus any partial withdrawals and adjustments (as described in this prospectus):

or

2) The 3% simple interest death benefit, which is:

• the total of all premiums paid less partial withdrawals

• minus any adjustments (as described in this prospectus)

• multiplied by 3% simple interest from the date of each of these transactions, up to a maximum of 200% of all premium payments minus any partial withdrawals and adjustments (as described in this prospectus).

Rider Fee	An annual charge of 0.20% of the net assets of your variable investment options.	An annual charge of 0.25% of the net assets of your variable investment options.	An annual charge of 0.30% of the net assets of your variable investment options.

We will add the following information to the introduction of the enhanced death benefit rider section of The Guardian Separate Account Q and The Guardian Separate Account R prospectuses:

Three enhanced death benefit riders are offered:

•	The 7 Year Enhanced Death Benefit Rider provides a death benefit equal to the adjusted accumulation value for the reset date immediately prior to the annuitant’s death. The reset date is every seventh contract anniversary date (e.g., 7th, 14th, 21st, etc.). This enhanced death benefit is available in all states and is the least expensive of the three, with a daily charge based on an annual rate of 0.20% of the net assets of your variable investment options.

•	The Contract Anniversary Enhanced Death Benefit Rider pays a death benefit which equals the highest adjusted accumulation value on any contract anniversary value before the death of the annuitant and before the annuitant’s 85th birthday. This rider is only available in New York state, with a daily charge based on an annual rate of 0.25% of the net assets of your variable investment options.

•	The Guaranteed Minimum Death Benefit Rider pays a death benefit that is equal to the greater of the 3% simple interest death benefit, as described below, or the contract anniversary death benefit, as described below. This rider has the highest per annum rider fee of the three enhanced death benefits and is available in all states except New York, with a daily charge based on an annual rate of 0.30% of the net assets of your variable investment options.

5.	Consider renaming one of the enhanced death benefit riders.

We have changed the name of the Enhanced Contract Anniversary Death Benefit Rider to the Guaranteed Minimum Death Benefit Rider in The Guardian Separate Account Q and The Guardian Separate Account R prospectuses.

6.	Please explain why it is appropriate to continue charging the higher rider fee for the spousal GMWB rider after the death or divorce of the spouse. If the higher charge continues to apply, prominent disclosure of that fact must be added to the prospectus.

The evaluation of the rider fee took into account the probability of death of each of the covered persons, which is used to determine the life expectancy of at least one of them being alive. This life expectancy determines how long we expect to make LWA payments. Thus, upon the death of either of them it is appropriate to continue charging the level charge of 75 basis points since it is reflective of this future contingency. There is a similar reason for divorce, which is also a future contingency that impacts the joint covered persons’ status, though more complicated to evaluate since it is under the control of the covered persons. Essentially, any gain that we experience from an early death or divorce is used to cover the losses of those contracts whose LWA payments continue past our expectations.

Based on this evaluation, we will continue to charge the higher rider fee after the death or divorce of the spouse and we will add the following disclosure to the spousal versions of the GMWB riders in all three prospectuses:

Please note that this rider fee will not be reduced after the death of the covered person or the spousal beneficiary or in the event the covered person and the spousal beneficiary are divorced; thus, if either death or divorce occurs during the time this rider is in effect, you would continue to pay the current charge for the spousal rider although only one person would receive benefits under this rider.

7.	Please provide a brief comparison in the prospectus of the difference between the GMIB and the GMWB riders.

We will add the following information to a call-out box that will be added to all three prospectuses:

The following information will help you decide if the optional GMIB rider or the optional GMWB rider is right for you:

•	The GMIB rider provides for an annuity benefit and the GMWB rider provides for a withdrawal benefit. Once an annuity benefit under GMIB commences,

you no longer have the right to withdraw any additional accumulation value, in excess of the annuity payment, from your contract. Once you commence receiving withdrawals under the GMWB rider, you can access any additional accumulation value in your contract, even if this additional withdrawal would exceed the withdrawals allowable under the GMWB rider. Any additional withdrawals, however, would decrease your contract’s accumulation value and the amount available for withdrawal under the GMWB rider.

•	The payments made under the GMIB rider are treated as annuity payments and are taxed accordingly. Generally, the payments made under the GMWB rider are treated as withdrawals (at least until you have fully depleted your contract accumulation value) and are taxed accordingly. Please see the Federal tax matters section of this prospectus for further information and consult your tax advisor for additional details relevant to your tax situation.

•	Annuity payments made under the GMIB are automatic and will be paid for the duration of the annuity you have chosen, regardless of whether you need that payment in a particular year or not. Under the GMWB rider, you can choose not to take a withdrawal in a given year. Doing so may allow your contract’s accumulation value to increase more rapidly in a good market, thus increasing your future withdrawals due to the step-up features of the GMWB rider.

•	The GMIB rider has a ten year waiting period before you can begin receiving annuity payments. The Lifetime AssetAccess and Spousal AssetAccess GMWB riders both have a one year waiting period before you can begin receiving withdrawals. The Lifetime Focus GMWB rider allows you to begin receiving withdrawals on the first contract anniversary following the later of the primary or secondary covered person’s 65th birthday or immediately, if both covered persons are age 65 or older when the contract is issued.

8.	Please provide a chart explaining the different drawbacks and benefits of choosing one GMWB rider over the other.

We will include the following chart at the end of the GMWB section of all three of the prospectuses:

Rider Names	Lifetime Asset Access and Spousal Asset Access	Lifetime Focus

Premium Limits	• Minimum initial premium is $10,000 • Total premiums in contract year 2 and later cannot exceed $100,000 in the aggregate.	• Minimum Initial Premium is $5,000. • Premiums for contract year 2 and later cannot exceed $100,000 annually.

Rider Fee Percentage	• 0.60% of Adjusted GWB for Lifetime Asset Access • 0.75% of Adjusted GWB for Spousal Asset Access	• 0.60% of Adjusted GWB for Lifetime Focus (single version) • 0.75% of Adjusted GWB for Lifetime Focus (spousal version)

Adjusted Guaranteed Withdrawal Balance (GWB)	Last contract anniversary’s GWB increased for any subsequent step-ups and premium payments.	Greater of total premium payments or current GWB.

Step-Up Frequency	Annually, on each annual contract anniversary up to and including the 31st contract anniversary.	Quarterly, on each quarterly contract anniversary up to and including the 30th annual contract anniversary.

Rider Fee Increase upon Step-Up	GIAC reserves the right to increase the rider fee percentage on the effective date of each step-up to a maximum of 1.25% for Spousal Asset Access and 1.00% for Lifetime Asset Access.	GIAC reserves the right to increase the rider fee percentage on the effective date of each step-up to a maximum of 1.25% for both the single version and the spousal version.

Declining future step-ups if a rider fee percentage increase would apply	You will receive advance notice of any increase in the rider fee percentage and be given the opportunity to decline automatic step-ups in the future. You may resume automatic step-ups by providing us written notice or electing a step-up within 30 days following any subsequent step-up date.	You will receive advance notice of any increase in the rider fee percentage and be given 30 days to decline automatic step-ups in the future. Once automatic step-ups are discontinued they cannot be reinstated.

Lifetime and Spousal Asset Access bonus provisions vs. Lifetime Focus GWB Minimum Guarantee provision

•     If you don’t take a withdrawal in a given contract year, a bonus will increase the GWB on the next contract anniversary.

•     The bonus percentage is 7% and is earned on total premiums paid under the contract or the GWB after the most recent step-up or reset.

•     You will not earn any more bonuses after the end of the seven year bonus period.

•     If you don’t take a withdrawal in a given contract year, you will be eligible for the GWB Minimum Guarantee amount. However, if that amount is less than your current GWB at the time the GWB Minimum Guarantee amount is calculated, your GWB will not increase as a result.

•     The GWB Minimum Guarantee percentage is 5% and is always earned on the previous anniversary’s GWB and, after the first contract anniversary, any premium payments received after the prior anniversary.

•     You will not be eligible for any more GWB Minimum Guarantee amounts once your GWB equals 175% of your total premiums paid prior to the first withdrawal.

For the spousal version, can payments under the rider continue to anyone after the deaths of the originally designated married couple?	Yes. The LWA provisions terminate and the beneficiary would not be eligible for any remaining step-ups after the last survivor of the covered person or spousal beneficiary dies, but payments equal to the GWA can continue until the earliest to occur of: the date the GWB is depleted or the fifth anniversary of the annuitant’s death or the end of life expectancy distributions, if they were elected by the beneficiary.	No. The rider terminates on the death of the last covered person. No benefits under the rider continue to any beneficiary after that point.

For the single version, can payments under the rider continue after the death of the covered person?	Yes. The LWA provisions terminate and the beneficiary would not be eligible for any remaining step-ups after the last survivor of the covered person or spousal beneficiary dies, but payments equal to the GWA could continue until the earliest to occur of: the date the GWB is depleted or the fifth anniversary of the annuitant’s death or the end of life expectancy distributions, if they were elected by the beneficiary.	No. The rider terminates on the death of the covered person. No benefits under the rider continue to any beneficiary after that point.

What is the Lifetime Withdrawal Eligibility Date?	The later of the contract anniversary after the covered person (or younger of the covered person and spousal beneficiary) turns 65, or the first contract anniversary.	The contract anniversary after the covered person (or younger of the covered persons) turns 65. If all covered persons are older than 65 upon contract issue the issue date of the contract is the Lifetime Withdrawal Eligibility Date.

What is the Lifetime Withdrawal Percentage?	5%	5%

Is a Guaranteed Withdrawal Amount (GWA) available in addition to the Lifetime Withdrawal Amount (LWA)?	Yes. In addition to the LWA, withdrawals equal to the GWA are available until the GWB equals zero. Withdrawing the GWA will reduce the GWB and may reduce the LWA.	No. There is no GWA, only a LWA is available.

How withdrawals equal to or less than the LWA effect your LWA on and after the Lifetime Withdrawal Eligibility Date	If your total withdrawals during a contract year are less than or equal to your LWA, then your LWA does not change as a result of your withdrawal. If you choose not to receive your total LWA in a given contract year, it is not carried forward to the next contract year.	If your total withdrawals during a contract year are less than or equal to your LWA, then your LWA does not change as a result of your withdrawal. If you choose not to receive your total LWA in a given contract year, it is not carried forward to the next contract year.

How withdrawals in excess of your LWA effect your LWA on and after the Lifetime Withdrawal Eligibility Date	If a withdrawal causes your total withdrawals during a contract year to exceed your LWA, and that withdrawal amount is not due to a tax qualified distribution, then your LWA will be reset to the lesser of: 1) your LWA immediately prior to the withdrawal, or 2) the greater of: a) 5% times the accumulation value immediately after the withdrawal, or b) 5% times the GWB immediately after the withdrawal.	If a withdrawal causes your total withdrawals during a contract year to exceed your LWA, and that withdrawal amount is not due to a tax qualified distribution, then your LWA will be reset to equal the 5% lifetime withdrawal percentage multiplied by the GWB immediately after the withdrawal.

Allocation Models	Seven allocation models available. Contractowners must choose one only. All models offer a 60% fixed income/ 40% equity allocation.	Four allocation models available. Contractowners must choose one only. Two models offer 60% equity /40% fixed income allocation and two models offer 80% equity /20% fixed income allocation.

Transfers among Allocation Models

•     Once a model is elected it can be changed only if 100% of the accumulation value is moved to a new model.

•     Automatic rebalancing will occur on every March 1st, June 1st, September 1st and December 1st.

•     Once a model is elected it can be changed only if 100% of the accumulation value is moved to a new model.

•     Automatic rebalancing will occur on every March 1st, June 1st, September 1st and December 1st.

•     Transfers between equity-weighted and fixed income-weighted models may only be made on quarterly contract anniversaries.

9.	In the GMWB section of the prospectus, please add examples of how the benefits and features under these riders work.

The following examples will be added to the appropriate sections of the Lifetime Asset Access and Spousal Asset Access explanations in all three prospectuses:

A. The following example illustrates how the bonus is applied and what the effect of taking a withdrawal is on the bonus.

Assumptions:

•	$100,000 initial premium.

•	Both the covered person and the spousal beneficiary are older than 65 at the end of the waiting period and the GWA and LWA are equal.

•	There are no step-ups.

•	A $5,350 withdrawal is taken a few days after the first contract anniversary.

Event	Bonus	GWB	LWA and GWA
$100,000 initial premium	N/A	The GWB is initially equal to $100,000.	N/A

First contract anniversary	The bonus amount is $100,000 x 7% which equals $7,000.	The GWB is $100,000 + $7,000 which equals $107,000.	• The initial LWA and GWA are $100,000 x 5% which equals $5,000 • After the bonus is applied, the LWA and GWA equal the greater of $5,000 or $107,000 x 5% ($5350). Thus, the LWA and GWA are $5,350.

After the $5,350 withdrawal taken a few days after the first contract anniversary	N/A	The GWB is $107,000 -$5,350 which equals $101,650.	The LWA and GWA remain the same since the withdrawal does not exceed the LWA or GWA.

Second contract anniversary	The bonus does not apply since a withdrawal occurred in the previous contract year.	The GWB remains at $101,650 since there is no applicable bonus.	The LWA and GWA remain at $5,350 since there is no applicable bonus.

Third contract anniversary	The bonus does apply since a withdrawal was not taken in the previous contract year. The bonus is ($100,000-$5350) x 7% which equals $6,625.50.	The GWB is $101,650 + $6,625.50 which equals $108,275.50.	The LWA and GWA are the greater of $5,350 or $108,275.50 x 5% ($5,413.77). Thus, the LWA and GWA are $5,413.77.

B. The following example illustrates a step up and the effect of the step-up on the GWB, GWA and LWA.

Assumptions:

•	The contract accumulation value immediately prior to the step-up is $106,000.

•	The GWB immediately prior to the step-up is $100,000.

•	The LWA immediately prior to the step-up is $5,000.

	Immediately prior to the step-up date	Immediately after the step-up date
Contract value	$106,000	$106,000

GWB	$100,000	The greater of $100,000 or $106,000. Thus, the new GWB equals $106,000.

LWA and GWA	$5,000

•     The new LWA and GWA is the greater of the LWA and GWA prior to the step-up or the GWB after the step up times 5%.

•     Thus, the new LWA and GWA is the greater of $5,000 or $106,000 x 5%($5,300).

•     The new LWA and GWA equals $5,300.

C. The following example illustrates the effects of a withdrawal which is greater than the GWA.

Assumptions:

•	The contract accumulation value immediately prior to the withdrawal which exceeds the GWA is $75,000.

•	The GWB immediately prior to the withdrawal that exceeds the GWA is $125,000.

•	The GWA and LWA immediately prior to the withdrawal is $6,250.

•	A $6,500 withdrawal is taken. This withdrawal amount exceeds the GWA and LWA.

	Prior to withdrawal which exceeds GWA	Immediately after withdrawal which exceeds the GWA
Contract value	$75,000	The new contract value is $75,000--$6,500 which equals $68,500.

GWB	$125,000	The new GWB is the lesser of the contract value minus the withdrawal or the GWB minus the withdrawal. Thus, the new GWB is the lesser of $75,000-$6,500 ($68,500) or $125,000--$6,500 ($118,500). The new GWB equals $68,500.

GWA and LWA	$6250

•     The new GWA and LWA are the lesser of the GWA and LWA prior to excess withdrawal, or 5% times the greater of 1) the contract value immediately after the withdrawal or 2) the GWB immediately after the withdrawal.

•     Thus, the new GWA and LWA are the lesser of: $6,250 or 5% times the greater of: 1)$68,500 x 5% ($3,425) or 2) $68,500 x 5% ($3,425).

•     The new GWA and LWA equal $3,425.

The following examples will be added to the appropriate sections of the Lifetime Focus explanation in all three prospectuses:

A. The following example illustrates how the GWB minimum guarantee is applied and what the effect of taking a withdrawal is on the GWB minimum guarantee.

Assumptions:

•	$100,000 initial premium.

•	Initial LWA is $5,000.

•	Both covered persons are older than 65 at contract issue.

•	There are no step-ups.

•	A $5,250 withdrawal is taken a few days after the first contract anniversary.

Event	GWB Minimum Guarantee Amount	GWB	LWA
$100,000 initial premium	N/A	The GWB is initially equal to $100,000.	The LWA is initially equal to $5,000.

First contract anniversary	The GWB minimum guarantee amount is $100,000+($100,000 x 5%) ($5,000). Thus, the GWB minimum guarantee amount equals $105,000	The GWB equals the greater of $100,000 or $105,000. Thus, the GWB equals $105,000.	The LWA is the greater of $5,000 or $105,000 x 5% ($5250). Thus, the LWA equals $5250.

After the $5,250 withdrawal taken a few days after the first contract anniversary	N/A	The GWB is $105,000—$5,250 which equals $99,750.	The LWA remains the same since the withdrawal does not exceed it.

Second contract anniversary	The GWB minimum guarantee does not apply since a withdrawal occurred in the previous contract year.	The GWB remains at $99,750 since there is no applicable GWB minimum guarantee amount.	The LWA remains at $5,250 since there is no applicable GWB minimum guarantee amount.

Third contract anniversary	The GWB minimum guarantee amount is $99,750+($99,750 x 5%) ($4,987.50). Thus, the GWB minimum guarantee equals $104,737.50.	The GWB is the greater of $99,750 or $104,737.50. Thus, the GWB equals $104,737.50.	The LWA equals the greater of $5,250 or $104,737.50 x 5% ($5236.88). Thus, the LWA equals $5,250.

B. The following example illustrates a step-up and the effect of the step-up on the GWB and LWA.

Assumptions:

•	Contract accumulation value immediately prior to step-up equals $106,000.

•	GWB immediately prior to step-up equals $100,000.

•	LWA immediately prior to step-up equals $5,000.

•	The Lifetime Withdrawal Eligibility Date has already been reached.

	Immediately prior to the step-up	Immediately after the step-up date
Contract value	$106,000	$106,000

GWB	$100,000

•     The new GWB is the greater of the GWB immediately prior to step-up or the contract value immediately prior to step-up.

•     Thus, the new GWB is the greater of $100,000 or $106,000.

•     The new GWB equals $106,000.

LWA	$5,000

•     The new LWA is greater of the LWA immediately prior to the step-up or the GWB immediately after the step-up times 5%.

•     Thus, the new LWA is the greater of $5,000 or $106,000 x 5% ($5,300).

•     The new LWA equals $5,300.

C. The following example illustrates the effects of a withdrawal that is greater than the LWA which is taken after the Lifetime Withdrawal Eligibility Date.

Assumptions:

•	Contract accumulation value immediately prior to the withdrawal in excess of the LWA is $75,000.

•	The GWB immediately prior to the withdrawal is $125,000.

•	The LWA immediately prior to the withdrawal is $6,250.

•	The Lifetime Withdrawal Eligibility Date has already been reached.

•	A $6,500 withdrawal is taken. This withdrawal amount exceeds the LWA.

	Prior to withdrawal that exceeds LWA	Immediately after withdrawal that exceeds the LWA
Contract value	$75,000	$75,000–$6,500 equals $68,500

GWB	$125,000

•     The new GWB equals the lesser of the contract value immediately after the withdrawal or the GWB immediately after the withdrawal.

•     Thus, the new GWB equals the lesser of $75,000-$6,500 ($68,500) or $125,000—$6,500 ($118,500).

•     The new GWB equals $68,500.

LWA	$6,250	• The new LWA is the GWB immediately after the withdrawal times 5%. • Thus, the new LWA is $68,500 x 5% ($3,425). • The new LWA equals $3,425.

10.	Please make the Tandy representations in your transmittal letter when filing your Rule 485(b) post-effective amendments.

We will make the appropriate Tandy representations in the transmittal letters for all three filings.

11.	Please file the appropriate powers of attorney exhibits that comply with Rule 483(b) of the 1933 Act with your Rule 485(b) post-effective amendments.

We will file the appropriate powers of attorney exhibits with the Rule 485(b) post-effective amendment filings for The Guardian Separate Account Q and The Guardian Separate Account R. The appropriate powers of attorney exhibits were filed, via post-effective amendment, on The Guardian Separate Account F in March 2006.

I look forward to your comments on the above at your earliest possible convenience. Thank you for your consideration.

Sincerely,

Stephanie Susens

Counsel

Attachment – Exhibit 1

EXHIBIT 1

GIAB	12/13/2006	Prospectus Expense Calculation For 12-2006
Fund with lowest, highest expense and Basic Contract (No Riders)
Fund with lowest, highest expense with GMDB and Spousal GMWB (AssetAccess) Riders

Fund Level Fee table	Basic Contract (no riders)		Basic Contract w/ GMDB+SCGMWB
	Lowest	Highest	Lowest	Highest
Fund Operating Exp	0.37%	1.51%	0.37%	1.51%
M&E	1.45%	1.45%	1.45%	1.45%
GMDB Rider	0.00%	0.00%	0.30%	0.30%
Total	1.82%	2.96%	2.12%	3.26%

Other Fees
SCGMWB Asset Access	0.00%	0.00%	0.75%	0.75%
Contract Expense	35	35	35	35

Surrender Charges
1	4%
2	4%
3	3%
4	2%
5	0%
6	0%
7	0%
8	0%

Sep Acc Growth Rate
5.0%

GMWB Bonus Rate / Period)
7%	7 yrs

Deposit
$10,000

SEPARATE ACCOUNT R

TIME PERIODS

Basic Contract, GMDB, SCGMWB and it’s surrendered
			1	3	5	10
	(a	)	1,252	1,977	2,729	4,798
	(b	)	1,133	1,625	2,153	3,713

Basic Contract, GMDB, SCGMWB and it’s annuitized or not surrendered
			1	3	5	10
	(a	)	452	1,377	2,329	4,798
	(b	)	333	1,025	1,753	3,713

Basic Contract and it’s surrendered
			1	3	5	10
	(a	)	1,146	1,652	2,178	3,685
	(b	)	1,026	1,294	1,584	2,517

Basic Contract and it’s annuitized or not surrendered
			1	3	5	10
	(a	)	346	1,052	1,778	3,685
	(b	)	226	694	1,184	2,517

GIAB	12/13/2006	Prospectus Expense Calculation For 12-2006
Fund with lowest, highest expense and Basic Contract (No Riders)
Fund with lowest, highest expense with GMDB and Spousal GMWB (AssetAccess) Riders

Fund Level Fee table	Basic Contract (no Riders)		Basic Contract w/ GMDB+SCGMWB
	Lowest	Highest	Lowest	Highest
Fund Operating Exp	0.37%	1.51%	0.37%	1.51%
M&E	1.45%	1.45%	1.45%	1.45%
GMDB Rider	0.00%	0.00%	0.30%	0.30%
Total	1.82%	2.96%	2.12%	3.26%

Other Fees
SCGMWB Asset Access	0.00%	0.00%	0.75%	0.75%
Contract Expense	35	35	35	35

Surrender Charges
1	8%
2	7%
3	6%
4	5%
5	4%
6	3%
7	2%
8	0%

Sep Acc Growth Rate
5.0%

GMWB Bonus Rate / Period)
7%	7 yrs

Deposit
$10,000

SEPARATE ACCOUNT R

1. Lowest Expense (RS S&P 500 Index VIP Series) - Basic Contract (No Riders)
	0	1	2	3	4	5	6	7	8	9	10
Account Value	10,000.00	10,273.90	10,556.26	10,847.34	11,147.42	11,456.76	11,775.66	12,104.41	12,443.32	12,792.69	13,152.86
Annual Expenses		226	231	237	242	248	254	260	266	273	279
Cumulative Expenses		226	457	694	936	1,184	1,438	1,698	1,965	2,238	2,517
Surrender Charges		800	700	600	500	400	300	200	0	0	0

Total		1,026	1,157	1,294	1,436	1,584	1,738	1,898	1,965	2,238	2,517

2. Highest Expense (RS Emerging Market VIP Series) - Basic Contract (No Riders)
	0	1	2	3	4	5	6	7	8	9	10
Account Value	10,000.00	10,154.20	10,311.32	10,471.41	10,634.53	10,800.73	10,970.08	11,142.64	11,318.45	11,497.60	11,680.13
Annual Expenses		346	351	355	360	366	371	376	381	387	392

Cumulative Expenses		346	696	1,052	1,412	1,778	2,149	2,524	2,906	3,293	3,685
Surrender Charges		800	700	600	500	400	300	200	0	0	0

Total		1,146	1,396	1,652	1,912	2,178	2,449	2,724	2,906	3,293	3,685

3. Lowest Expense (RS VC 500 Index VIP Series) - Basic Contract w/ GMDB and SCGMWB

	0	1	2	3	4	5	6	7	8	9	10
Account Value	10,000.00	10,167.40	10,334.19	10,500.36	10,665.89	10,830.77	10,994.96	11,158.46	11,321.25	11,488.55	11,660.49
GWB	10,000.00	10,700.00	11,400.00	12,100.00	12,800.00	13,500.00	14,200.00	14,900.00	14,900.00	14,900.00	14,900.00
GMWB Rider Charges		75	80	86	91	96	101	107	112	112	112
Annual Expenses		333	342	351	359	368	377	386	395	399	402

Cumulative Expenses		333	674	1,025	1,384	1,753	2,130	2,516	2,911	3,310	3,713
Surrender Charges		800	700	600	500	400	300	200	0	0	0
Total		1,133	1,374	1,625	1,884	2,153	2,430	2,716	2,911	3,310	3,713

4. Highest Expense (RS Emerging Market VIP Series) - Basic Contract w/ GMDB and SCGMWB
	0	1	2	3	4	5	6	7	8	9	10

Account Value	10,000.00	10,047.70	10,090.90	10,129.54	10,163.53	10,192.81	10,217.30	10,236.92	10,251.61	10,266.53	10,281.68
GWB	10,000.00	10,700.00	11,400.00	12,100.00	12,800.00	13,500.00	14,200.00	14,900.00	14,900.00	14,900.00	14,900.00
GMWB Rider Charges		75	80	86	91	96	101	107	112	112	112
Annual Expenses		452	459	466	472	479	485	491	497	498	498

Cumulative Expenses		452	911	1,377	1,850	2,329	2,814	3,305	3,802	4,300	4,798
Surrender Charges		800	700	600	500	400	300	200	0	0	0

Total		1,252	1,611	1,977	2,350	2,729	3,114	3,505	3,802	4,300	4,798

GIIA	12/13/2006	Prospectus Expense Calculation For 12-2006
Fund with lowest, highest expense and Basic Contract (No Riders)
Fund with lowest, highest expense with GMDB and Spousal GMWB (AssetAccess) Riders

	Basic Contract (no Riders)		Basic Contract w/ GMDB+SCGMWB
Fund Level Fee table	Lowest	Highest	Lowest	Highest
Fund Operating Exp	0.37%	1.51%	0.37%	1.51%
M&E	1.75%	1.75%	1.75%	1.75%
GMDB Rider	0.00%	0.00%	0.30%	0.30%
Total	2.12%	3.26%	2.42%	3.56%

Other Fees
SCGMWB Asset Access	0.00%	0.00%	0.75%	0.75%
Contract Expense	35	35	35	35

Surrender Charges
1	4%
2	4%
3	3%
4	2%
5	0%
6	0%
7	0%
8	0%

Sep Acc Growth Rate
5.0%

GMWB Bonus Rate / Period)
7%	7 yrs

Deposit
$10,000

M&E Fee Reduction / Year
0.55%	8

SEPARATE ACCOUNT Q

TIME PERIODS

Basic Contract, GMDB, SCGMWB and it’s surrendered
			1	3	5	10
	(a	)	884	1,769	2,476	4,895
	(b	)	764	1,418	1,907	3,824

Basic Contract, GMDB, SCGMWB and it’s annuitized or not surrendered
			1	3	5	10
	(a	)	484	1,469	2,476	4,895
	(b	)	364	1,118	1,907	3,824

Basic Contract and it’s surrendered
			1	3	5	10
	(a	)	777	1,445	1,929	3,784
	(b	)	658	1,089	1,343	2,631

Basic Contract and it’s annuitized or not surrendered
			1	3	5	10
	(a	)	377	1,145	1,929	3,784
	(b	)	258	789	1,343	2,631

GIIA	12/13/2006	Prospectus Expense Calculation For 12-2006
Fund with lowest, highest expense and Basic Contract (No Riders)
Fund with lowest, highest expense with GMDB and Spousal GMWB (AssetAccess) Riders

Fund Level Fee table	Basic Contract (no Riders)		Basic Contract w/ GMDB+SCGMWB
	Lowest	Highest	Lowest	Highest
Fund Operating Exp	0.37%	1.51%	0.37%	1.51%
M&E	1.75%	1.75%	1.75%	1.75%
GMDB Rider	0.00%	0.00%	0.30%	0.30%
Total	2.12%	3.26%	2.42%	3.56%

Other Fees
SCGMWB Asset Access	0.00%	0.00%	0.75%	0.75%
Contract Expense	35	35	35	35

Surrender Charges
1	4%
2	4%
3	3%
4	2%
5	0%
6	0%
7	0%
8	0%

Sep Acc Growth Rate
5.0%

GMWB Bonus Rate / Period)
7%	7 yrs

Deposit
$10,000

M&E Fee Reduction / Year
0.55%	8

SEPARATE ACCOUNT Q

1. Lowest Expense (RS S&P 500 Index VIP Series) - Basic Contract (No Riders)
	0	1	2	3	4	5	6	7	8	9	10
Account Value	10,000.00	10,242.40	10,491.52	10,747.56	11,010.70	11,281.13	11,559.07	11,844.72	12,206.70	12,580.80	12,967.45
Annual Expenses		258	263	269	274	280	286	292	230	236	242
Cumulative Expenses		258	521	789	1,063	1,343	1,630	1,922	2,152	2,388	2,631
Surrender Charges		400	400	300	200	0	0	0	0	0	0

Total		658	921	1,089	1,263	1,343	1,630	1,922	2,152	2,388	2,631

2. Highest Expense (RS Emerging Market VIP Series) - Basic Contract (No Riders)
	0	1	2	3	4	5	6	7	8	9	10
Account Value	10,000.00	10,122.70	10,247.33	10,373.94	10,502.53	10,633.16	10,765.84	10,900.62	11,100.47	11,304.63	11,513.19
Annual Expenses		377	382	386	390	395	399	404	345	351	357
Cumulative Expenses		377	759	1,145	1,535	1,929	2,328	2,732	3,077	3,428	3,784
Surrender Charges		400	400	300	200	0	0	0	0	0	0

Total		777	1,159	1,445	1,735	1,929	2,328	2,732	3,077	3,428	3,784

3. Lowest Expense (RS VC 500 Index VIP Series) - Basic Contract w/ GMDB and SCGMWB
	0	1	2	3	4	5	6	7	8	9	10
Account Value	10,000.00	10,135.90	10,269.89	10,401.93	10,531.96	10,659.94	10,785.82	10,909.54	11,094.06	11,284.18	11,480.08
GWB	10,000.00	10,700.00	11,400.00	12,100.00	12,800.00	13,500.00	14,200.00	14,900.00	14,900.00	14,900.00	14,900.00
GMWB Rider Charges		75	80	86	91	96	101	107	112	112	112
Annual Expenses		364	373	381	390	399	407	416	361	365	368
Cumulative Expenses		364	737	1,118	1,508	1,907	2,314	2,730	3,091	3,455	3,824
Surrender Charges		400	400	300	200	0	0	0	0	0	0

Total		764	1,137	1,418	1,708	1,907	2,314	2,730	3,091	3,455	3,824

4. Highest Expense (RS Emerging Market VIP Series) - Basic Contract w/ GMDB and SCGMWB
	0	1	2	3	4	5	6	7	8	9	10
Account Value	10,000.00	10,016.20	10,027.35	10,033.40	10,034.27	10,029.90	10,020.23	10,005.19	10,042.48	10,080.46	10,119.14
GWB	10,000.00	10,700.00	11,400.00	12,100.00	12,800.00	13,500.00	14,200.00	14,900.00	14,900.00	14,900.00	14,900.00
GMWB Rider Charges		75	80	86	91	96	101	107	112	112	112
Annual Expenses		484	490	495	501	506	511	516	463	464	465
Cumulative Expenses		484	973	1,469	1,970	2,476	2,987	3,503	3,966	4,430	4,895
Surrender Charges		400	400	300	200	0	0	0	0	0	0

Total		884	1,373	1,769	2,170	2,476	2,987	3,503	3,966	4,430	4,895

CXC	12/13/2006	Prospectus Expense Calculation For 12-2006
Fund with lowest, highest expense and Basic Contract (No Riders)
Fund with lowest, highest expense with Spousal GMWB (AssetAccess) Rider

Fund Level Fee table	Basic Contract (no riders)		Basic Contract w/ SCGMWB
	Lowest	Highest	Lowest	Highest
Fund Operating Exp	0.37%	1.51%	0.37%	1.51%
M&E	1.75%	1.75%	1.75%	1.75%
GMDB Rider	0.00%	0.00%	0.00%	0.00%
Total	2.12%	3.26%	2.12%	3.26%

Other Fees
SCGMWB Asset Access	0.00%	0.00%	0.75%	0.75%
Contract Expense	35	35	35	35

Surrender Charges
1	4%
2	4%
3	3%
4	2%
5	0%
6	0%
7	0%
8	0%

Sep Acc Growth Rate
5.0%

GMWB Bonus Rate / Period)
7%	7 yrs

Deposit
$10,000

M&E Fee Reduction / Year
0.10%	5

SEPARATE ACCOUNT F

TIME PERIODS

Basic Contract, SCGMWB and it’s surrendered
			1	3	5	10
	(a	)	852	1,677	2,518	4,739
	(b	)	733	1,325	1,941	3,647

Basic Contract, SCGMWB and it’s annuitized or not surrendered
			1	3	5	10
	(a	)	452	1,377	2,318	4,739
	(b	)	333	1,025	1,741	3,647

Basic Contract and it’s surrendered
			1	3	5	10
	(a	)	777	1,445	2,118	3,908
	(b	)	658	1,089	1,532	2,768

Basic Contract and it’s annuitized or not surrendered
			1	3	5	10
	(a	)	377	1,145	1,918	3,908
	(b	)	258	789	1,332	2,768

CXC	12/13/2006	Prospectus Expense Calculation For 12-2006
Fund with lowest, highest expense and Basic Contract (No Riders)
Fund with lowest, highest expense with Spousal GMWB (AssetAccess) Rider

	Basic Contract (no riders)		Basic Contract w/ SCGMWB
Fund Level Fee table	Lowest	Highest	Lowest	Highest
Fund Operating Exp	0.37%	1.51%	0.37%	1.51%
M&E	1.75%	1.75%	1.75%	1.75%
GMDB Rider	0.00%	0.00%	0.00%	0.00%
Total	2.12%	3.26%	2.12%	3.26%

Other Fees
SCGMWB Asset Access	0.00%	0.00%	0.75%	0.75%
Contract Expense	35	35	35	35

Surrender Charges
1	4%
2	3%
3	3%
4	2%
5	2%
6	0%
7	0%
8	0%

Sep Acc Growth Rate
5.0%

GMWB Bonus Rate / Period)
7%	7 yrs

Deposit
$10,000

M&E Fee Reduction / Year
0.10%	5

SEPARATE ACCOUNT F

1. Lowest Expense (RS S&P 500 Index VIP Series) - Basic Contract (No Riders)

	0	1	2	3	4	5	6	7	8	9	10
Account Value	10,000.00	10,242.40	10,491.52	10,747.56	11,010.70	11,292.69	11,582.81	11,881.28	12,188.34	12,504.24	12,829.24
Annual Expenses		258	263	269	274	269	275	281	287	294	300

Cumulative Expenses		258	521	789	1,063	1,332	1,606	1,887	2,174	2,468	2,768
Surrender Charges		400	300	300	200	200	0	0	0	0	0

Total		658	821	1,089	1,263	1,532	1,606	1,887	2,174	2,468	2,768

2. Highest Expense (RS Emerging Market VIP Series) - Basic Contract (No Riders)

	0	1	2	3	4	5	6	7	8	9	10
Account Value	10,000.00	10,122.70	10,247.33	10,373.94	10,502.53	10,644.19	10,788.22	10,934.68	11,083.60	11,235.03	11,389.00
Annual Expenses		377	382	386	390	383	388	393	398	403	408
Cumulative Expenses		377	759	1,145	1,535	1,918	2,306	2,699	3,097	3,500	3,908
Surrender Charges		400	300	300	200	200	0	0	0	0	0

Total		777	1,059	1,445	1,735	2,118	2,306	2,699	3,097	3,500	3,908

3. Lowest Expense (RS VC 500 Index VIP Series) - Basic Contract w/ SCGMWB

	0	1	2	3	4	5	6	7	8	9	10
Account Value	10,000.00	10,167.40	10,334.19	10,500.36	10,665.89	10,841.97	11,017.86	11,193.56	11,369.07	11,549.64	11,735.40
GWB	10,000.00	10,700.00	11,400.00	12,100.00	12,800.00	13,500.00	14,200.00	14,900.00	14,900.00	14,900.00	14,900.00
GMWB Rider Charges		75	80	86	91	96	101	107	112	112	112
Annual Expenses		333	342	351	359	357	366	375	384	388	392

Cumulative Expenses		333	674	1,025	1,384	1,741	2,108	2,483	2,867	3,255	3,647
Surrender Charges		400	300	300	200	200	0	0	0	0	0

Total		733	974	1,325	1,584	1,941	2,108	2,483	2,867	3,255	3,647

4. Highest Expense (RS Emerging Market VIP Series) - Basic Contract w/ SCGMWB

	0	1	2	3	4	5	6	7	8	9	10
Account Value	10,000.00	10,047.70	10,090.90	10,129.54	10,163.53	10,203.48	10,238.85	10,269.57	10,295.55	10,321.97	10,348.84
GWB	10,000.00	10,700.00	11,400.00	12,100.00	12,800.00	13,500.00	14,200.00	14,900.00	14,900.00	14,900.00	14,900.00
GMWB Rider Charges		75	80	86	91	96	101	107	112	112	112
Annual Expenses		452	459	466	472	468	475	481	487	488	489

Cumulative Expenses		452	911	1,377	1,850	2,318	2,793	3,274	3,762	4,250	4,739
Surrender Charges		400	300	300	200	200	0	0	0	0	0

Total		852	1,211	1,677	2,050	2,518	2,793	3,274	3,762	4,250	4,739